UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

National Research Corporation
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

637372103
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☒                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637372103

1		NAME OF REPORTING PERSONS Michael D. Hays
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,696,776
	6	SHARED VOTING POWER 325
	7	SOLE DISPOSITIVE POWER 4,696,776
	8	SHARED DISPOSITIVE POWER 325
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,697,101
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 69.6% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This percentage is calculated based on 6,723,790 shares outstanding, as publicly reported by the issuer.

CUSIP No. 637372103

Item 1(a).	Name of Issuer:

National Research Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1245 “Q” Street, Lincoln, Nebraska 68508

Item 2(a).	Name of Person Filing:

Michael D. Hays

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1245 “Q” Street, Lincoln, Nebraska 68508

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value

Item 2(e).	CUSIP Number:

637372103

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership:

(a)	Amount Beneficially Owned (as of December 1, 2010): 4,697,101*

(b)	Percent of Class: 69.6%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 4,696,776

(ii)	shared power to vote or to direct the vote: 325

(iii)	sole power to dispose or to direct the disposition of: 4,696,776

(iv)	shared power to dispose or to direct the disposition of: 325

_______________________

* Includes 325 shares held by Mr. Hays’ wife and 29,376 shares which Mr. Hays has the right to acquire upon the exercise of stock options.  Mr. Hays disclaims beneficial ownership of the 325 shares held by his wife.

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 2, 2012

/s/ Michael D. Hays
Michael D. Hays